

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 13, 2008

Mr. Andrew Wallace
Chief Executive Officer
Solar Energy Limited
145-925 West Georgia Street
Vancouver, British Columbia V6C 3L2
Canada

> **Re: Solar Energy Limited**
> **Form 10-KSB/A for the Fiscal Year Ended December 31, 2004**
> **Filed May 16, 2005**
> **Form 10-QSB for the Quarterly Period Ended September 30, 2005**
> **Filed November 21, 2005**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2005**
> **Filed April 17, 2006**
> **File No. 1-14791**

Dear Mr. Wallace:

        We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

                                        Sincerely,

                                        Jennifer Thompson
                                        Accounting Branch Chief